22003660

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66973

SEC Mail Processing
MAR 01 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Straus Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Princeton-Hightstown Road, Suite J
(No. and Street)

Princeton Junction	New Jersey	08550
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Straus	609-799-0390	JStraus@strauscap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercadien, P.C., Certified Public Accountants
(Name – if individual, state last, first, and middle name)

P.O. Box 7648	Princeton	NJ	08543
(Address)	(City)	(State)	(Zip Code)

10/20/2003	744
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RHB

OATH OR AFFIRMATION

I, James Straus, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Straus Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Cheryl DeBronzo
NOTARY PUBLIC OF NEW JERSEY
Commission # 50143223
My Commission Expires 11/20/2025

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STRAUS CAPITAL, LLC

REPORTS PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2021

MERCADIEN

STRAUS CAPITAL, LLC

REPORTS PURSUANT TO RULE 17a-5(d)
OF THE SECURITIES AND
EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2021

STRAUS CAPITAL, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Straus Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Straus Capital, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplementary Information

The supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercadien, P.C.
Certified Public Accountants

We have served as the Company's auditor since 2008.

Hamilton, NJ

February 24, 2022

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
Leading By Example | Mercadien.com

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 442,035
Accounts receivable	182,435
Right-of-use asset	28,445
FINRA daily account	2,961
Prepaid expense and other	2,352
TOTAL ASSETS	$ 658,228

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 16,435
Lease liability	28,388
TOTAL LIABILITIES	44,823
MEMBERS' EQUITY	613,405
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 658,228

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE	
Commissions	$ 866,095
Interest Income	151
TOTAL REVENUE	866,246
OPERATING EXPENSES	
Commissions	81,637
Professional fees	24,517
Licensing and regulatory expenses	4,666
Office supplies and expenses	1,516
Communication and computer services	10,659
Rent	5,709
Insurance	576
Travel and entertainment	1,271
Miscellaneous	12,166
TOTAL OPERATING EXPENSES	142,717
NET INCOME	$ 723,529

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Members' equity - January 1, 2021	$ 733,245
Capital Withdrawals	(843,369)
Net Income	723,529
Members' equity - December 31, 2021	$ 613,405

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 723,529
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets:		
Accounts receivable	$ 155,873	
Right of use asset	(24,080)	
Prepaid expenses	(14)	
FINRA daily account	-	
Changes in operating liabilities:		
Accrued expenses	(11,727)	
Lease liability	23,205	
TOTAL ADJUSTMENTS		143,257
NET CASH FROM OPERATING ACTIVITIES		866,786
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(843,369)	
NET CASH FROM FINANCING ACTIVITIES		(843,369)
NET CHANGE IN CASH		23,417
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		418,618
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 442,035

The accompanying notes are an integral part of this statement.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Straus Capital, LLC (the "Company") is a Capital Acquisition Broker registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a limited liability company on April 26, 2005 and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

15c3-3 Exemption

The Company claims exemption from the provisions of rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 which states that under circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions under item 24 of Part IIA, then those broker-dealers should file an exemption report and related accountant's report even though there is no related box to check on the FOCUS Report. Broker/dealers operating under the provisions of Footnote 74 of SEC Release 34-70073 should also be exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash and Cash Equivalents

For purposes of reporting on the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of ninety days or less to be cash equivalents.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Revenue Recognition

The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services. Revenue is recognized when earned by the investment funds.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2021, and has determined that there is no liability for uncertain tax positions at December 31, 2021.

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial condition as of December 31, 2021, or in the accompanying statement of operations for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Subsequent Events

Management has evaluated subsequent events that occurred after the statement of financial condition date and through February 24, 2022, the date the financial statements were available to be issued. No items were determined by management to require disclosure in these financial statements.

B. NET CAPITAL REQUIREMENTS

The Company is a registered Capital Acquisition Broker subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2021, the Company had net capital of $428,016, which exceeded its requirements of $5,000 by $423,016.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Five investment fund manager groups account for all of the Company's commission revenues.

D. LEASE COMMITMENT

The Company leases its office space under an operating lease. During the year ended December 31, 2021, the Company extended its lease agreement for an additional five years. Rental expense for the year ended December 31, 2021, was $5,709.

Future minimum lease payments under the lease are as follows:

Year ending December 31,	
2022	$ 6,272
2023	6,272
2024	6,272
2025	6,272
2026	5,702
Total	$ 30,790

E. CORONAVIRUS OUTBREAK – BUSINESS IMPACT

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, to date, the Company has been able to continue operations. The Company incurred additional rental expenses during the year ended December 31, 2021, in order to maintain operations. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including collectability of receivables.

SUPPLEMENTARY INFORMATION

STRAUS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2021

CREDITS		
Members' equity		$ 613,405
DEBITS		
Accounts receivable, net of commission payable	$ 180,076	
FINRA daily account	2,961	
Prepaid expenses	2,352	
		185,389
NET CAPITAL		428,016
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 423,016
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 14,076

Ratio of aggregate indebtedness to net capital .0329 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

The Company claims an exemption from SEC Rule 15c3-3 as the Company had no obligations under 17 C.F.R. §240.15c3-3, and therefore, no computation for determination of reserve requirements was necessary.

See the accompanying Report of Independent Registered Public Accounting Firm.

EXEMPTION REPORTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5(d)(4), in which Straus Capital, LLC (the "Company") stated that *(a)* the Company may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3, and *(b)* the Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240 of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Mercadien, P.C.
Certified Public Accountants

February 24, 2022

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
Leading By Example | Mercadien.com

STRAUS CAPITAL, LLC

EXEMPTION REPORT PURSANT TO RULE 17a-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2021

Straus Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "*Reports to be Made by Certain Brokers and Dealers*"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

I, James Straus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

Date: February 24, 2022

STRAUS CAPITAL, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the Securities Investor Protection Corporation ("SIPC") Rule 17a-5(e)(4)

Year Ended December 31, 2021

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

STRAUS CAPITAL, LLC

Table of Contents

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Straus Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Straus Capital, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries as reflected in the Company's QuickBooks general ledger and as vouched to the underlying bank statement, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting an immaterial difference of $1.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied with Form SIPC-7 on which it was originally computed, noting no differences. There were no overpayments applied on Form SIPC-7.

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES (CONTINUED)

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties

Mercadien, P.C.
Certified Public Accountants

Hamilton, NJ
February 24, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66973 FINRA DEC
STRAUS CAPITAL LLC
50 PRINCETON HIGHTSTOWN ROAD STE J
PRINCETON JUNCTION, NJ 08550-1107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STUART APPELSON 609-933-3012

2. A.	General Assessment (item 2e from page 2)	$ 1.299
B.	Less payment made with SIPC-6 filed (exclude interest) 08/01/2021 Date Paid	(513)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	786
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 786

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 786

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STRAUS CAPITAL LLC
(Name of Corporation, Partnership or other organization)

James A. Straus
(Authorized Signature)

Dated the 3rd day of February, 2022.

President and CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Straus Capital LLC

Amounts for the fiscal period
beginning 01/01/2021
and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 866,245
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 866,245
2e. General Assessment @ .0015	$ 1,299
	(to page 1, line 2.A.)